FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2024

Commission File Number:  001-11960

AstraZeneca PLC

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F  ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐              No ☒

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AstraZeneca PLC

INDEX TO EXHIBITS

1. Wainzua recommended for approval in the EU

21 October 2024

Wainzua (eplontersen) recommended for approval in the EU by CHMP for the treatment of adult patients with polyneuropathy associated with hereditary transthyretin-mediated amyloidosis

Recommendation based on NEURO-TTRansform Phase III results showing Wainzua demonstrated consistent and sustained benefit improving neuropathy impairment and quality of life versus placebo

AstraZeneca and Ionis' Wainzua (eplontersen) has been recommended for approval by the Committee for Medicinal Products for Human Use (CHMP) in the European Union (EU) for the treatment of hereditary transthyretin-mediated amyloidosis in adult patients with stage 1 or stage 2 polyneuropathy, commonly referred to as hATTR-PN or ATTRv-PN.1 If approved by the European Commission, Wainzua will be the only approved medicine in the EU for the treatment of ATTRv-PN that can be self-administered monthly via an auto-injector.2-7

The CHMP based its opinion on the positive NEURO-TTRansform Phase III trial which showed that through 66 weeks, patients treated with Wainzua demonstrated consistent and  sustained benefit on the co-primary endpoints of serum transthyretin (TTR) concentration and neuropathy impairment measured by modified Neuropathy Impairment Score +7 (mNIS+7), and key secondary endpoint of quality of life (QoL) on the Norfolk Quality of Life Questionnaire-Diabetic Neuropathy (Norfolk QoL-DN) versus external placebo.2,8 Wainzua continued to demonstrate a favourable safety and tolerability profile throughout the NEURO-TTRansform trial.2,8

ATTRv-PN is a debilitating disease that leads to peripheral nerve damage with motor disability within five years of diagnosis and, without treatment, is generally fatal within a decade.9,10

Dr Laura Obici, Head of Rare Diseases Unit, Consultant at the Amyloidosis Research and Treatment Centre Istituto Di Ricovero e Cura a Carattere Scientifico Fondazione Policlinico San Matteo, Pavia, Italy, said: "This debilitating disease is ultimately fatal if left untreated and can have a significant impact on many aspects of patients' and caregivers' day-to-day lives. Having additional amyloidosis treatment options designed to reduce the production of TTR protein at its source would potentially give patients more time and ability to do what matters most to them and offer the hope of living longer with a higher quality of life."

Ruud Dobber, Executive Vice-President, BioPharmaceuticals Business Unit, AstraZeneca, said: "Due to the progressive nature of polyneuropathy of hereditary transthyretin-mediated amyloidosis, it is critical to have timely diagnosis and new therapies to help people have greater control over this potentially fatal disease. Today's recommendation brings Wainzua one step closer for patients in Europe, and if approved, will offer a new treatment option that can provide consistent TTR suppression and results in improved quality of life."

Wainzua is a once-monthly silencer that provides upstream suppression of TTR production.2,3,11 It is an RNA-targeted medicine designed to reduce production of TTR protein at its source in the liver to potentially treat all types of transthyretin-mediated amyloidosis (ATTR).2,3,11

Wainzua was approved under the brand name Wainua for the treatment of ATTRv-PN in the US in December 2023 and is now gaining approvals in additional countries worldwide.11,12 As part of a global development and commercialisation agreement, AstraZeneca and Ionis are commercialising Wainua for the treatment of ATTRv-PN in the US.11,12 The companies are seeking regulatory approval in the EU and other parts of the world, where AstraZeneca has exclusive rest of world commercialisation and development rights. Eplontersen was granted Orphan Drug Designation in the US and in the EU for the treatment of ATTR.11,12

Eplontersen is currently being evaluated in the CARDIO-TTRansform Phase III trial for treatment of transthyretin-mediated amyloid cardiomyopathy (ATTR-CM), the largest of all ATTR-CM trials to date including over 1,400 participants.11-14

Notes

TTR Amyloidosis

ATTR is caused by the accumulation of liver-derived misfolded TTR protein in tissues, such as the heart and the peripheral nerves, causing organ damage and failure.2,15 ATTR then causes complications, leading to cardiovascular, neurological and renal diseases such as heart failure (HF) and chronic kidney disease.15,16 There are both hereditary (ATTRv) and non-hereditary (wild-type) forms of ATTR.15 ATTR is a rapidly progressive and fatal disease that requires timely recognition of symptoms.15,17 ATTR has several phenotypes including ATTR-CM, which predominantly impacts the heart, potentially leading to HF, ATTRv-PN, which predominantly affects the peripheral nervous system, and mixed phenotype, where patients experience symptoms of both.15,18 Worldwide, there are an estimated 300,000 - 500,000 patients with ATTR-CM and about 10,000 - 40,000 patients with ATTRv-PN.11,18

NEURO-TTRansform

NEURO-TTRansform is a global, open-label, randomised trial evaluating the efficacy and safety of eplontersen in patients with ATTRv-PN.2,19 The trial enrolled adult patients with ATTRv-PN Stage 1 or Stage 2 compared to the external placebo.2,19 The comparison of efficacy and safety for eplontersen versus external placebo was based on data up to week 66.2,19 All patients were then followed on treatment until week 85 and evaluated four weeks after the last dose in an end-of-trial assessment.2,19 Following treatment and the end-of-trial assessments, patients were eligible to enter an open-label extension study, which is still ongoing.2 Full results from the NEURO-TTRansform trial were published in The Journal of the American Medical Association (JAMA) further demonstrating the benefit of Wainzua across the spectrum of ATTRv-PN at 35, 66 and 85 weeks of treatment.2,19

Wainzua

Wainzua is a once-monthly silencer that provides upstream suppression of TTR production.2,3,11 It is an RNA-targeted medicine designed to reduce production of TTR protein at its source in the liver to potentially treat all types of ATTR.2,3,11

AstraZeneca in CVRM

Cardiovascular, Renal and Metabolism (CVRM), part of BioPharmaceuticals, forms one of AstraZeneca's main disease areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys, liver and pancreas, AstraZeneca is investing in a portfolio of medicines for organ protection by slowing or stopping disease progression, and ultimately paving the way towards regenerative therapies. The Company's ambition is to improve and save the lives of millions of people, by better understanding the interconnections between CVRM diseases and targeting the mechanisms that drive them, so we can detect, diagnose and treat people earlier and more effectively.

AstraZeneca

AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca.

Contacts

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References

1.

European Medicines Agency [Internet]. Meeting highlights from the Committee for Medicinal Products for Human Use (CHMP) 14-17 October 2024 [cited 2024 October 18]. Available from: https://www.ema.europa.eu/en/news/meeting-highlights-committee-medicinal-products-human-use-chmp-14-17-october-2024.

2.	Coelho T, et al. Eplontersen for hereditary transthyretin amyloidosis with polyneuropathy. JAMA. 2023;330(15):1448-1458.
3.

Coelho T, et al. Characteristics of patients with hereditary transthyretin amyloidosis-polyneuropathy (ATTRv-PN) in NEURO-TTRansform, an open-label phase 3 study of eplontersen. Neurol Ther. 2023;12(1):267-287.

4.

European Medicines Agency [Internet]. Vyndaqel (Tafamidis). Summary of product characteristics [cited 2024 October 8]. Available from: https://ec.europa.eu/health/documents/community-register/2020/20200217147074/anx_147074_en.pdf

5.

European Medicines Agency [Internet]. Tegesdi (Inotersen). Summary of product characteristics [cited 2024 October 8]. Available from: https://www.ema.europa.eu/en/documents/product-information/tegsedi-epar-product-information_en.pdf.

6.

European Medicines Agency [Internet]. Onpattro (Patisiran). Summary of product characteristics [cited 2024 October 8]. Available from: https://www.ema.europa.eu/en/documents/product-information/onpattro-epar-product-information_en.pdf.

7.

European Medicines Agency [Internet]. Amvuttra (Vutrisiran). Summary of product characteristics [cited 2024 October 8]. Available from: https://www.ema.europa.eu/en/documents/product-information/amvuttra-epar-product-information_en.pdf.

8.

AstraZeneca [Internet]. Press release. NEURO-TTRansform Phase III results presented at AAN showed eplontersen demonstrated consistent and sustained improvement in all measures of disease and quality of life through 66 weeks [cited 2024 October 8]. Available from: https://www.astrazeneca.com/media-centre/press-releases/2023/neuro-ttransform-phase-iii-results-presented-at-aan-showed-eplontersen-demonstrated-consistent-and-sustained-improvement.html.

9.

Cortese A, et al. Diagnostic challenges in hereditary transthyretin amyloidosis with polyneuropathy: avoiding misdiagnosis of a treatable hereditary neuropathy. J Neurol Neurosurg Psychiatry. 2017;88(5):457-458.

10.	Nativi-Nicolau JN, et al. Screening for ATTR amyloidosis in the clinic: overlapping disorders, misdiagnosis, and multiorgan awareness. Heart Fail Rev. 2022;27(3):785-793.
11.	Ionis Pharmaceuticals [Internet]. 2023 Annual Report [cited 2024 September 13]. Available from: https://ir.ionis.com/static-files/aad58173-0ab5-4142-b6d4-3e940c7eb2a6.
12.

AstraZeneca [Internet]. Press release. Wainua (eplontersen) granted first-ever regulatory approval in the US for the treatment of adults with polyneuropathy of hereditary transthyretin-mediated amyloidosis [cited 2024 October 8]. Available from: https://www.astrazeneca.com/media-centre/press-releases/2023/wainua-eplontersen-granted-first-ever-regulatory-approval-us-treatment-of-adults-with-polyneuropathy-hereditary-transthyretin-mediated-amyloidosis.html.

13.

ClinicalTrials.gov [Internet]. CARDIO-TTRansform: a study to evaluate the efficacy and safety of eplontersen (formerly known as ION-682884, IONIS-TTR-LRx and AKCEA-TTR-LRx) in participants with transthyretin-mediated amyloid cardiomyopathy (ATTR CM) [cited 2024 October 8]. Available from https://www.clinicaltrials.gov/study/NCT04136171.

14.

Ionis [Internet]. Ionis completes enrollment in landmark Phase 3 CARDIO-TTRansform study in patients with TTR-mediated amyloid cardiomyopathy. 2023 July 31 [cited 2024 October 8]. Available from https://ir.ionis.com/news-releases/news-release-details/ionis-completes-enrollment-landmark-phase-3-cardio-ttransform#:~:text=CARDIO%2DTTRansform%20is%20the%20largest,threatening%20cardiovascular%20(CV)%20events.

15.	Benson MD, et al. Diagnosis and screening of patients with hereditary transthyretin amyloidosis (hATTR): Current strategies and guidelines. Ther Clin Risk Manag. 2020;16:749-758.
16.	Adams D, et al. Expert consensus recommendations to improve diagnosis of ATTR amyloidosis with polyneuropathy. J Neurol. 2021; 268(6): 2109-2122.
17.	Ando Y, et al. Guideline of transthyretin-related hereditary amyloidosis for clinicians. Orphanet J Rare Dis. 2013;8:31.
18.

Rintell D, et al. Patient and family experience with transthyretin amyloid cardiomyopathy (ATTR-CM) and polyneuropathy (ATTR-PN) amyloidosis: results of two focus groups. Orphanet J Rare Dis. 2021;16(1):70.

19.

Coelho T, et al. Design and rationale of the global phase 3 NEURO-TTRansform study of antisense oligonucleotide AKCEA-TTR-LRx(ION-682884-CS3) in hereditary transthyretin-mediated amyloid polyneuropathy. Neurol Ther. 2021;10(1):375-389.

Adrian Kemp

Company Secretary

AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 21 October 2024

By:	/s/ Adrian Kemp
Name:	Adrian Kemp
Title:	Company Secretary